EMPLOYMENT AGREEMENT

This Agreement made and entered into this 22nd day of August, 2000 between GSB/LLC ("LLC"), organizers of NBOG BANCORPORATION, INC. (the "Holding Company") and GARY H. ANDERSON ("Employee");

WHFEREAS, GSB/LLC is a Georgia Limited liability Corporation; and

WHEREAS, The National Bank of Gainesville will be a National Bank, regulated by the Office of The Comptroller of the Currency, insured by the Federal Deposit Insurance Corporation, and located in Gainesville, Georgia; and

WHEREAS, NBOG Bancorporation, Inc. will be a Bank Holding Company; and

WHEREAS, the LLC, The Holding Company and the Bank want to employ the Employee as President and Chief Executive Officer of the Bank and Holding Company; and

WHEREAS, the Parties desire to enter into this agreement setting forth the terms and conditions of the employment relationship between the LLC, The Holding Company, the Bank and the Employee;

NOW, THEREFORE, it is agreed as follows:

I. RELATIONSHIP ESTABLISHED AND DUTIES

1. The LLC, Bank and the Bank Holding Company hereby employ the Employee as President and Chief Executive Officer to perform such services and duties as the Board of Directors of the LLC, Bank and the Holding Company (Board) may from time to time designate during the term hereof. Subject to the terms and conditions hereof, Employee will perform such duties and exercise such authority as are customarily performed and exercised by persons holding such office, subject to the direction of the Board, exercised in good faith accordance with standards of reasonable business judgment,

2. Employee shall serve on the Board of the Bank and The Holding Company and shall serve as a voting member of its Executive Committee, subject to the terms hereof.

3. Employee accepts such employment and shall devote his full time, attention, and efforts to the diligent performance of his duties herein specified and as an officer and director of the Bank and Holding Company and will not accept employment with any other individual, corporation, partnership, or any other entity, or engage in any other venture for profit which the Bank or Holding Company may consider to be in conflict with his or its best interest or to be in competition with the Bank's or Holding Company's business, or which may interfere in any way with the Employee's performance of his duties hereunder, except passive personal investments in real estate, stocks, and bonds. Any exception to this paragraph must be by approval of the Board.

II. TERMS OF EMPLOYMENT

1. The initial term of employment under this Agreement shall continue for five (5) years from the date of this agreement unless, employee is terminated pursuant to the terms hereof or by the first to occur of any condition stated hereinafter. This Agreement will be automatically extended each year with the term remaining five years after each yearly extension. The Employee shall purchase at least 10,000 shares of the initial offering of common stock of the Holding Company at the same time as common stock of the Holding Company stock is purchased by the other initial directors. This Agreement will become effective and all provisions will be in effect and Employee will start employment at a date and time to be determined by the mutual agreement of the Employee and The Board of the Bank and the Holding Company. The term previously stated notwithstanding this contract shall be terminated by the earlier to occur, of any of the following:

a. the death of the Employee;

b. the complete disability of Employee. "Complete disability" is used herein shall mean that the Employee will receive disability benefits under the terms of the disability policy that is provided by the Bank for Employee;

c. the discharge of Employee by the Bank or Holding Company for cause. "Cause" as used herein shall mean:

1. such negligence or misconduct as shall constitute, as a matter of law, a breach of the covenants and obligations of Employee hereunder;

2. failure or refusal of Employee to comply with the provisions of this agreement;

3. employee being convicted by any duly constituted court with competent jurisdiction of a crime involving moral turpitude;

4 at the discretion of the Board, this contract may be terminated if there are acts the Board feels involve moral turpitude;

5. termination of the contract at the discretion of the Board for failure to perform at acceptable levels of deposit growth and other performance standards as required by the Board;

6. termination by Bank Supervisory Authority. If the Bank is closed or taken over by the OCC or FDIC or any other regulatory authority, the regulator or the Board has the right to terminate Employee unconditionally with no further obligation other than accrued unpaid vacation and salary;

7. failure of the Bank to open due to insufficient sale of the initial offering of common stock;

8. future to obtain a Bank Charter for any reason;

9. failure to carry out a directive of the Board.

d. Termination of Employee's employment other than for "Cause" as defined in paragraph 1.c. above shall constitute a tender by Employee of his resignation as an officer and director of the Bank and the Bank Holding Company.

In the event of termination of Employee other than for cause shall entitle Employee to severance pay equal to one (1) years base salary.

III. COMPENSATION

For all services which Employee may render to the Bank and the Holding Company during the term hereof, the Bank shall pay to Employee, subject to such deductions as may be required by law, the following:

1. Base Salary. An annual salary payable in equal bi/monthly installments for the first 12 months as follows: $100,000 per year beginning on September 1, 2000; $105,000.00 per year beginning January 1, 2001 until the Bank opens for business; and at the time the Bank opens for business, Employee's annual salary shall increase to $125,000 per year. Thereafter during the term of this Agreement, annual increase reviews will be done during the month of December for a January 1 effective increase date so that for the 12 months beginning each January 1st, the Employee's salary increases if any will take effect. The Board has sole discretion as to the amount of the Employee's compensation.

2. Performance Bonuses. When the Bank becomes profitable, a performance bonus will be instituted by the Board.

IV. STOCK OPTION

Employee shall have the option to purchase a total of 12,000 shares of stock of the Bank Holding company in increments of 2,400 shares per year for five consecutive years beginning on the first day of the first fiscal year, which shall be the Option Date, in which the Bank becomes cumulatively profitable (i.e., paying some amount of income taxes) under the following conditions:

(a) Employee shall exercise his right to purchase the 2,400 shares during each fiscal yea,- at book value, but in no event less than ten dollars per share;

(b) Employee shall qualify for said option by meeting or exceeding incentive goals for Employee established during said five-year period. The good faith determination of the Board regarding whether Employee met or exceeded incentive goals set by the Board for Employee shall be conclusive;

(c) Employee remains employed by the Bank on such Option Date;

(d.) The Bank shall have a regulatory examination rating of Camel 1 or 2 on such Option Date.

Employee has five years to exercise said options beginning from the first Option Date.

Employee shall have the right, to participate in any other option plan offered to members of the Board of' Directors of the Bank.

V. OTHER BENEFITS

1. The Employee shall be entitled to participate in any plan of the Bank relating to stock options, stock purchases, profit sharing, group life insurance, medical coverage, education, or other retirement or employee benefits that the Board may adopt for the benefit of its Bank's employees.

2. The Employee shall be eligible to participate in any other benefits which may be or become applicable to the Bank's executive employees. Employee shall be furnished a car and a car allowance of $500.00 per month; a reasonable expense account, the payment of all expenses for attending annual and periodic meetings of trade associations, and Bank Association meetings, and any other benefits which are commensurate with the responsibilities and functions to be performed by the Employee under this Agreement. The Employer agrees to pay all medical insurance for Employee as included in the Bank benefit package, which includes medical, dental, prescription card, life insurance and long term disability coverage. Beginning January 1, 2001, Bank will pay Employee's "Cobra" Insured Coverage through Georgia Bankers Association until Bank plan becomes available. Employer also agrees to pay all reasonable expenses in connection with the attendance and participation at two trade and Bank Association meetings each year by Employee's spouse. As soon as financially able, the Bank will initiate an Employee retirement plan for the Employee and all Bank employees. The employer will furnish to Employee a cellular phone and a personal pager not to exceed a cost of $200.00 per month.

3. At such reasonable times as the Board of Director shall at its discretion permit, Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, all such voluntary absences to count as vacation time, provided further:

a. Employee shall be entitled to an annual vacation of four (r) weeks per year;

1. The timing of vacations shall be scheduled in a reasonable manner by Employee. Employee shall not be entitled to receive any additional compensation from the Bank due to his failure to take a vacation; nor shall he be entitled to accumulate unused vacation time from one calendar year to the next.

2. In addition to the aforesaid paid vacations, Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment with the Bank for such additional periods of time and for such reasons as the Board in its discretion may determine. Further, the Board may grant to Employee a leave or leaves of absence with or without pay at such time or times and upon such terms and conditions as the Board, in its discretion, may determine .

b. Employee shall he entitled to sick leave of 1 day per month which may accumulate up to no more than 90 days of sick leave total, no more than 30 days of sick leave per year to be taken by Employee.

VI. CHANGE OF CONTROL

1. If during the term of this Agreement there is a change of control (COC) of the Bank, Employee shall be entitled to termination or severance pay in the event Employee's employment is terminated, except for just cause as defined in Section II, paragraph 1.c. after the change in control. In the event Employee is terminated after 365 days from tire date of this Agreement as a result of a COC, Employee shall be entitled to receive his salary through the last day of the calendar month of the termination, or payment in lieu of the notice period. In addition, the Employee shall receive an amount equal to one year for every year Employee has been employed by the Bank for a maximum of three (3) years of employment of his then existing annual base salary. This payment shall also be made in connection with, or within 90 days after, a change in control of the Bank if such change in control was opposed by Employee and the Board. This payment shall be in addition to any amount otherwise owed to Employee pursuant to this Agreement.

2. The following items are automatically considered due and payable in the event that change or control occurs:

a. Non-forfeitable deferred compensation, if any, shall be paid in full.

b. In the event that the Employee is a participant in a restricted stock plan, or share option plan, and such plan is terminated involuntarily as a result of the COC, all stock and options shall be declared 100% vested, and distributed. The term "control" shall refer to the acquisition of 25 percent or more of the voting securities of the Bank by any person or persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, or to such acquisition of a percentage between 10 percent and 25 percent if the Board of Directors of the Bank or the Comptroller of the Currency, the FDIC or the Federal Reserve Bank have made a determination that such acquisition constitutes or will constitute control of the Bank. The term "person" refers to an individual, corporation, Bank, bank holding company, or other entity.

VII. POST TERMINATION COVENANTS

If during the term hereof of Employee shall cease employment hereunder for any reason, then Employee agrees that for one year if dismissed for cause and six months without cause following such termination, Employee will not be employed in the banking business or any related field thereto in Gainesville and Hall County and any County in which the Bank operates. Employees agrees to sign a mutual release prior to payment of all money due.

VIII. WAIVER OF PROVISIONS

Failure of any of the parties to insist, in one or more instances, of performance by the others in strict accordance with the terms and conditions of this Agreement shall not bc deemed a waiver or relinquishment of any right granted hereunder of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by or on behalf of all the parties.

IX. GOVERNING LAW

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia. If for any reason any provision of this Agreement shall be held by a court of competent jurisdiction void or unenforceable, the same shall not affect the remaining provisions thereof.

X. MODIFICATION AND AMENDMENT

This Agreement contains the sole and entire agreement among the parties hereto and supersedes all prior discussions and agreements among the parties, and any such prior agreements shall, from and after the date hereof be null and void. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

XI. COUNTERPARTS AND HEADINGS

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. The headings set out herein are for convenience of reference and shall not be deemed a part of this Agreement.

XII. CONTRACT NONASSIGNABLE

This Agreement may not be assigned or transferred by any party hereto, in whole or in part, without the prior consent of the other.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the year and date first above written.

/S/ Gary Anderson 8/12/00
EMPLOYEE DATE

/S/ Phillip W. Moery

GSB/LLC,NBOG
BANCORPORATION,
INC., THE NATIONAL BANK OF
GAINESVILLE (I.O.)
CHAIRMAN OF THE BOARD